

October 25, 2011

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

>      **Re:     GWG Holdings, Inc.**
>      **Amendment No. 5 to Registration Statement on Form S-1**
>      **Filed October 20, 2011**
>      **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement each filed on October 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please revise your fee table to include the guarantee related to the notes as a separate security. Please also expand your opinion to opine that the guarantee will be the binding obligation of its guarantor. See Section II.B.1.e of Staff Legal Bulletin 19.

2.  Please provide us with a detailed analysis which supports your conclusion that GWG Life Settlements, LLC is not a guarantor registrant. Alternatively, please revise your registration statement to list GWG Life Settlements, LLC as a guarantor registrant and provide a signature page for GWG Life Settlements, LLC.

Exhibit 5.1

3.  Please revise the legal opinion to include a consent to the inclusion of the counsel's opinion being issued in a future pricing supplement, including the form of opinion to be

included in a future pricing supplement to which counsel is consenting, and to being named as providing that opinion. Please see Section II.B.2.b of Staff Legal Bulletin 19 for more information and footnotes 28 and 29 for examples of the language described in the bullet-points above.  Alternatively, please confirm that you will file an unqualified opinion for each takedown that occurs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc:     Paul D. Chestovich, Esq.
        Martin R. Rosenbaum, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        Minneapolis, Minnesota 55402